FILE NO.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1

APPLICATION - DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Name of company filing this statement and address for purposes of application)

Scottish Power plc	Dornoch Risk International Limited
1 Atlantic Quay	38/39 Fitzwilliam Square
Glasgow G2 8SP	Dublin 2
Scotland UK	Ireland

(Name of top registered holding company

parent of each applicant or declarant)

Scottish Power plc

(Name and addresses of agents for service)

Ian M. Russell	Aon Insurance Managers (Dublin) Ltd
Chief Executive Officer	38/39 Fitzwilliam Square
Scottish Power plc	Dublin 2
1 Atlantic Quay	Ireland
Glasgow G2 8SP
Scotland, UK

With copies to:
David T. Nish, Finance Director	M. Douglas Dunn
Andrew Mitchell, Company Secretary	Orlan M. Johnson
James Stanley, General Counsel	Milbank, Tweed, Hadley & McCloy LLP
Scottish Power plc	1 Chase Manhattan Plaza
1 Atlantic Quay	New York, NY 10005
Glasgow G2 8SP
Scotland, UK

Defined Terms

1.	Applicants mean Scottish Power plc, ScottishPower Insurance Ltd. and Dornoch Risk International Limited.

2.	PacifiCorp means PacifiCorp and its utility divisional structure.

3.	ScottishPower means Scottish Power plc.

4.	ScottishPower System means ScottishPower and all its subsidiary companies.

5.	DRIL means Dornoch Risk International Limited.

6.	SPIL means ScottishPower Insurance Limited.

7.	SPUK means Scottish Power UK plc.

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ITEM 1. DESCRIPTION

A. Introduction and Request for Commission Action

ScottishPower, a public limited company incorporated under the laws of Scotland, UK and a holding company registered under the Public Utility Holding Company Act of 1935 (the “Act”), and its indirectly-owned subsidiary captive insurance company, SPIL, are seeking approvals relating to the establishment of a new subsidiary captive insurance company, DRIL. DRIL would both assume the insurance duties currently performed by SPIL on behalf of ScottishPower, and also begin to provide certain insurance services to PacifiCorp, the US-based public-utility company member of the ScottishPower System. Authorization is also sought for DRIL to provide Workers Compensation deductible reimbursement policies for PacifiCorp.

B. SPIL’s Current Insurance Program

Established as an indirect subsidiary of SPUK, SPIL operates as an insurance company domiciled in the Isle of Man and serves as a captive insurer for the UK-based members of the ScottishPower System. SPIL is currently authorized to provide the following insurance coverage:

a)	Property Damage
b)	General Liability
c)	Employers Liability
d)	Motor Own Damage
e)	Motor Liability

A captive is a limited purpose insurance company established with the specific objective of financing risks emanating from its parent and corporate family. The efficiencies and savings that are afforded through doing business with a captive are not available through a non-affiliated insurance provider. A competitive bid is simply not possible when contemplating formation of, and corporate members doing business with, a captive.

C. Proposed Expansion of Insurance Program

ScottishPower proposes to establish a new subsidiary captive insurance company, DRIL. DRIL would assume the insurance duties currently performed by SPIL on behalf of ScottishPower for ScottishPower and may also provide certain insurance services to PacifiCorp. DRIL may also provide additional coverage to PacifiCorp in the form of Workers Compensation deductible reimbursement policies.

One of DRIL’s focuses will be to provide property damage and liability insurance coverage of all or significant portions of the deductibles in many of PacifiCorp’s current insurance policies, and to provide coverage for activities which the commercial insurance industry carriers will no longer provide, e.g., overhead distribution and transmission line property damage insurance. DRIL may also provide a deductible buy down policy for Workers Compensation, which will provide PacifiCorp with a financial indemnity for Workers Compensation costs which fall below the level of insurance purchased from the insurance market and are currently self-insured.

D. Benefits of Expanding the Insurance Program

Securing insurance coverage through DRIL should allow PacifiCorp and its customers to realize a number of benefits. ScottishPower will be providing a capital infusion to DRIL of approximately $40-60 million. The returns from the investment of this capital will be used to pay for DRIL’s operating costs and can be used to reduce future premium costs. PacifiCorp is not being asked to provide any capital for DRIL’s operations. DRIL will set premiums and operate pursuant to Rules 90 and 91. Premium costs will closely track loss experience and will be sufficient to cover DRIL’s underwriting costs and future claim payments.

Insuring risk through DRIL will smooth the volatility of self insured losses from year to year thus reducing the loss volatility experience and minimizing fluctuations in PacifiCorp’s revenue requirement.

DRIL may provide coverage, e.g., for overhead lines property damage, that is no longer available through commercial insurers.

With maturation, DRIL may also be able to provide coverage to a wider number of PacifiCorp activities beyond property damage, liability and Workers Compensation cover. ScottishPower requests a reservation of jurisdiction over the underwriting of additional insurance activities, pending completion of the record.

E. Safeguards

DRIL will be domiciled in Dublin, Ireland and will be licensed by the Irish Financial Services Regulatory Authority (“IFSRA”). To receive this license, DRIL has had to meet numerous IFSRA standards including submission of a satisfactory business plan, financial projections, risk management measures and corporate governance standards. DRIL must also meet numerous ongoing IFSRA standards to continue in good standing, including the meeting of established solvency margin, technical reserves and annual audit of financial results requirements.

To the extent that premiums and interest earned exceed current claims and expenses, a reserve accumulates to respond to years when claims and expenses exceed premiums. In the unlikely event that losses exceed aggregate limits, commercial insurance may be accessed to provide coverage for claim(s) in excess of the aggregate retention.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

An estimate of the fees, commissions, and expenses to be incurred, directly or indirectly, by the Applicants in connection with the proposed transactions is set forth below:

Counsel Fees in connection with this application	$25,000
Total	$25,000

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ITEM 3. APPLICABLE STATUTORY PROVISIONS

Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and Rules 45, 54, 89, 90 and 91 are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4. REGULATORY APPROVALS

Applicants must submit a filing to the Washington Utilities and Transportation Commission (“WUTC”) outlining any agreements between PacifiCorp and DRIL. No formal approval of this filing is required from the WUTC under Washington law. Applicants must secure authorization from the Oregon Public Utility Commission for DRIL to provide insurance coverage for PacifiCorp. No other state in which Applicants conduct business requires an affiliated interest filing. DRIL will also become an authorized Surplus Lines Insurer in Oregon.

ITEM 5. PROCEDURE

Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration not later than November 12, 2004, such notice to specify a date not later than December 20, 2004, by which comments may be entered.

Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A	Articles and Memorandum of Association of ScottishPower (filed with the Commission on May 6, 1999 - File No. 333-77877).

B	Inapplicable

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C	Inapplicable

D	Inapplicable

E	Inapplicable

F-1.1	Opinion of counsel (to be filed by amendment)

F-1.2	Past-tense opinion of counsel (to be filed by amendment)

G	Form of Public Notice

Financial Statements

FS-1	Consolidated balance sheet of ScottishPower incorporated by reference to Quarterly results to 30 June 2004 incorporated by reference to filing of 6-K on 17 August 2004 file number 001-14676.

FS-2	Consolidated statement of income of ScottishPower incorporated by reference to Quarterly results to 30 June 2004 incorporated by reference to filing of 6-K on 17 August 2004 file number 001-14676.

FS-3	Financial projections for the Captive: three-year balance sheet, income statements and cash flow statements (to be filed with the Commission on a confidential basis in paper format).

ITEM 7. STATEMENT AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involves a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Application-Declaration to be duly signed on its behalf in Glasgow, Scotland on October 28, 2004.

Scottish Power plc

By	/s/ David T. Nish
David T. Nish
Finance Director

Attest:

/s/ Donald McPherson
Donald McPherson
Assistant Secretary

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application-Declaration dated October 28, 2004, for and on behalf of ScottishPower; that he is the Finance Director of such company. Deponent further says that he is familiar with the statement and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David T. Nish
David T. Nish
Finance Director

Subscribed and sworn to before me
, 2004.

/s/
My commission expires: N/A

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